Mail Stop 4561

December 27, 2007

Steven E. Friedman, Esq.
General Counsel for RiskMetrics Group, Inc.
One Chase Manhattan Plaza, 44th Floor
New York, NY 10005

       Re: **RiskMetrics Group, Inc.**
               Amendment No. 2 to Form S-1
               Filed December 3, 2007
               File No. 333-146167

Dear Mr. Friedman:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 101

1.   Please confirm that you will update your compensation disclosure to include compensation amounts for the year ending December 31, 2007 if the registration statement is not effective on or before that date.

2.   Please revise to clearly disclose each element of compensation. Refer to Item 402(b)(1)(iii) of Regulation S-K. We note that you refer to bonuses, equity incentives, and base salary, but it is not clear whether these are the only elements of compensation.

Compensation Guidelines, page 103

3.   We note the reference in the first bullet point to an executive's "potential financial compensation." Please revise to discuss how "potential" amounts are determined and how they are communicated to the executives. Clarify whether the compensation committee establishes target bonus amounts and then awards bonuses as a percentage of the target based on achievement of your stated objectives. If so, also disclose the target amounts and percentage awards for 2006.

2006 Corporate Objectives, page 102

4.   We note your response to comment 10 of our letter dated November 19, 2007. For 2006, please explain how these objectives resulted in the compensation amounts awarded to the CEO. Disclose the relative weight assigned to each of the corporate objectives and key measures used by the compensation committee. Also, describe the compensation committee's determinations regarding whether and to what extent each objective and key measure was achieved.

5.   We note that bonus and equity compensation for the executive officers other than your CEO were determined in consultation with the CEO based on the stated corporate objectives with variances to account for the particular roles of each executive. Please provide a more detailed discussion of how the actual compensation amounts in 2006 were determined. Describe the variances that applied to each of the executive officers and how these adjustments resulted in the amounts of compensation granted.

6.   The first bullet point on page 103 indicates that a majority of your executives' potential financial compensation will be incentive-based rather than fixed. In 2006, your CEO received a higher fixed salary than bonus amount and received no stock option awards. By contrast, your other named executive officers received bonuses that were higher than or equal to base salary amounts and also received stock options. In your discussion of how compensation amounts were determined in 2006, please address the discrepancy between your compensation guidelines and the amounts awarded to your CEO in 2006.

7.   We note your response to comment 11 of our letter dated November 19, 2007. Please explain in more detail how you determined the amount provided under the stock option plans for each named officer. Currently, it is not clear how the company objectives and key measures resulted in the amounts awarded.

2007 Corporate Objectives, page 105

8.   We note your response to prior comment 10. Please provide a more detailed analysis of how disclosure of your specific targets for revenues, EBITDA, and cash flow would provide valuable insight into your cost structure that would enable your competitors to engage in pricing negotiations that would be detrimental to your business. Considering

that actual revenues, EBITDA, and cash flow amounts will be made public through your quarterly and annual financial statements, it is not clear why disclosure of the target amounts would create competitive harm. Alternatively, please disclose the actual target amounts.

Exhibit 5.1 – Legal Opinion

9.   Please file your legal opinion with the next amendment or provide a draft opinion for us to review. We must review the opinion before we declare the registration statement effective and we may have comments.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. You may contact Eric McPhee at (202)551-3693 or Dan Gordon, Accounting Branch Chief, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie D. Gorman at (202)551-3585 or me at (202)551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Richard H. Gilden, Esq. (via fax)